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                           May 9, 2024

       Mark A. Chambers
       CEO and President
       Southern States Bancshares, Inc.
       615 Quintard Ave.
       Anniston, AL 36201

                                                        Re: Southern States
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 2, 2024
                                                            File No. 333-279079

       Dear Mark A. Chambers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Clint Smith